



Geoff Chapin · 3rd

 C-Combinator

Chief Executive Officer at C-Combinator

Greater Boston · **Contact info**

295 connections

🔒 **Message**   (More)

Experience


Chief Executive Officer
C-Combinator
Jan 2020 – Present · 1 yr 7 mos
San Francisco Bay Area

To deliver market-based solutions that substantially impact climate issues and enhance biodiversity in seas and soils.

C-Combinator achieves this mission by collecting and growing seaweed that has high value in multiple end markets. Our growing technology could one day be the lowest cost, most natural, and most scalable solution for carbon capture.

  


Board Member
PRIME Coalition
Mar 2013 – Present · 8 yrs 5 mos
Cambridge, MA

Prime Coalition partners with philanthropists to place charitable capital into market-based solutions to climate change


Board Member
E2 (Environmental Entrepreneurs)
May 2012 – Present · 9 yrs 3 mos
Boston, MA

E2 is a nationwide organization with nine regional chapters and members who work or do business in every state. What we have in common is this: We care about the economy AND the environment, and we're willing to dedicate our time and our voices to support and protect both.


Advisor
C-change
Nov 2018 – Jan 2020 · 1 yr 3 mos
Amsterdam, New York, and Washington D.C

A global platform that engages, equips, and connects those organizations focused on achieving the Sustainable Development Goals with the partners, tools, and financial resources to accelerate progress toward 2030.

...see more

Founding Investor and Advisor
Phoenix Revolution
May 2016 – Nov 2018 · 2 yrs 7 mos
Boston

Founding outside investor, helped build the team, raise funds, and develop business opportunities for a new reverse osmosis technology process that allows purification and desalination of water at a fraction of the cost and energy use of traditional reverse osmosis. Technology can be powered by solar and also recovers 30-60% more water, minimizing waste. Applications and dep ...see more

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Interests


LinkedIn News
5,932,536 followers


E2 (Environmental Entrepreneurs)
1,783 followers


Prime Coalition
1,155 followers


C-Combinator - Scalable, natural carbon s
817 followers